[Cooley Godward LLP LETTERHEAD]
April 5, 2006
Via Electronic Submission
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Filing Desk

Re:	Replidyne, Inc.
Registration Statement on Form S-1
Ladies and Gentlemen:
On behalf of Replidyne, Inc. (the “Company”), we transmit for filing under the Securities Act of 1933, as amended, and pursuant to Regulation S-T promulgated thereunder, the Company’s Registration Statement on Form S-1 covering an underwritten public offering of Common Stock of the Company. Manually executed signature pages and consents have been signed prior to the time of this electronic filing and will be retained by the Company for five years.
Pursuant to Rule 13(c) of Regulation S-T, a filing fee of $10,700.00 was wired to the Commission’s account at Mellon Bank to cover the filing fee.
Please call the undersigned at (720) 566-4022 with your comments as soon as they are available, or send them to the attention of the undersigned by facsimile at (720) 566-4099.
Sincerely,
/s/ Laura M. Medina
Laura M. Medina
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